                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                                  SCHEDULE 13D/A
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                           MILLER EXPLORATION COMPANY
________________________________________________________________________________
                               (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
________________________________________________________________________________
                         (Title of Class of Securities)

                                   600533 10 0
        _______________________________________________________________
                                (CUSIP Number)

                                   Mark Early
                              Vinson & Elkins LLP
                           3700 Trammell Crow Center
                                2001 Ross Avenue
                            Dallas, Texas 75201-2875
                                 (214) 220-7700
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  June 28, 2002
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [_].

                         (Continued on following pages)

                                 SCHEDULE 13D
CUSIP NO. 60053 10 0                                                    Page 2
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
      Mr. C. E. Miller
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [x]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4    N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,070,669
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             3,488,615
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,070,669
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   3,488,615
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    4,559,284
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    21.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14    IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------

CUSIP NO. 60053 10 0                  13D                               Page 3
------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Eagle Investments, Inc.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)

      N/A
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Michigan
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             3,366,050
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          3,366,050
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,366,050
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      15.9%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO.   60053 10 0                                                  Page 4
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
      Eagle International, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [x]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4    N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Michigan
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             122,565
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   122,565
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    122,565
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    0.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14    CO
------------------------------------------------------------------------------

     This Amendment No. 3 to Schedule 13D ("Amendment No. 3") amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on or about February 19, 1998 (the "Schedule 13D"), as amended by Amendment No. 1 filed on or about August 23, 2000, as further amended by Amendment No. 2 filed on or about December 14, 2000, by C.E. Miller, Eagle Investments, Inc. and Eagle International, Inc. (each a "Reporting Person" and collectively, the "Reporting Persons"), with respect to the Common Stock (the "Common Stock"), $.01 par value, of Miller Exploration Company (the "Company"). Each capitalized term used herein and not otherwise defined has the meaning given such term in the original Schedule 13D, as amended. Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration

     See Item 4.

Item 4. Purpose of Transaction

     Pursuant to an agreement (the "Stockholders Agreement") dated June 28, 2002, by and among Veritas DGC Land, Inc. ("Veritas"), C.E. Miller, Kelly E. Miller, Robert M. Boeve and Guardian Energy Management Corp. (each, a "Major Stockholder"), each Major Stockholder granted Veritas the right to participate pro rata in certain privately-negotiated sales of the Company's securities held by such Major Stockholders. See Exhibit 10.2 filed herewith.

Item 5. Interest in Securities of Issuer

     (a)

     (1) Mr. Miller may be deemed to beneficially own in the aggregate 4,559,284 shares of Common Stock, representing approximately 21.7% of the outstanding shares of Common Stock. The 4,559,284 shares include 1,250,000 shares issuable upon the exercise of certain warrants held by Eagle Investments, Inc. (the "Eagle Warrants").

     (2) Eagle Investments may be deemed to beneficially own in the aggregate 3,366,050 shares of Common Stock, representing approximately 16.9% of the outstanding shares of Common Stock. The 3,366,050 shares include the shares issuable upon exercise of the Eagle Warrants.

     (3) Eagle International may be deemed to beneficially own in the aggregate 122,565 shares of Common Stock, representing approximately 0.6% of the outstanding shares of Common Stock.

     (b)

     (1) Mr. Miller has sole voting and dispositive power over 1,070,669 shares, and shared voting and dispositive power over 3,488,615 shares. Of the 1,070,669 shares over which Mr.

Miller has sole voting and dispositive power, 272,918 shares are held of record by the C.E. Miller Trust of which Mr. Miller is the sole beneficiary and trustee, and 797,751shares are held of record by Mr. Miller as trustee for certain trusts for the benefit of Mr. Miller's children. Of the 3,488,615 shares over which Mr. Miller has shared voting and dispositive power, such power is shared with Eagle Investments over 3,366,050 shares and with Eagle International over 122,565 shares.

     (2) Eagle Investments has sole voting and dispositive power over no shares, and shared voting and dispositive power over 3,366,050 shares. Of these shares, 2,116,050 are held of record by Eagle Investments and 1,250,000 are represented by the Eagle Warrants. As of December 7, 2001, warrants which were held by Eagle Investments and which were exercisable for 781,250 shares of Common Stock expired. All of the common stock of Eagle Investments is held by the C. E. Miller Trust of which Mr. Miller is the sole beneficiary and trustee. Of the 3,366,050 shares over which Eagle Investments has shared voting and dispositive power, such power is shared with Mr. Miller.

     (3) Eagle International has sole voting and dispositive power over no shares, and shared voting and dispositive power over 122,565 shares. All of these shares are held of record by Eagle International. All of the common stock of Eagle International is held by the C. E. Miller Trust of which Mr. Miller is the sole beneficiary and trustee. Of the 122,565 shares over which Eagle International has shared voting and dispositive power, such power is shared with Mr. Miller.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     See Item 4.

Item 7. Material to be Filed as Exhibits

10.1 Form of Letter Agreement dated July 11, 2000, by and between Eagle Investments and the Company (incorporated by reference to the Company's Current Report on Form 8-K, filed July 25, 2000).

10.2* Form of Stockholders Agreement dated July 28, 2002, by and among Veritas and the Major Stockholders.

-------------------
*Filed herewith

99.1 Joint Filing Agreement dated February 18, 1998 (previously filed as an exhibit to the Schedule 13D filed by C. E. Miller, Eagle Investments, Inc., and Eagle International, Inc. on February 19, 1998).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         July 2, 2002                       By: /s/  C. E. Miller
-------------------------------                ---------------------------------
             Date                               Name:   C. E. Miller




                                            EAGLE INVESTMENTS, INC.



                                            By: /s/ C.E. Miller
                                               ---------------------------------
                                                Name: C.E. Miller
                                                Title:  President




                                            EAGLE INTERNATIONAL, INC.



                                            By: /s/ C.E. Miller
                                               ---------------------------------
                                                 Name: C.E. Miller
                                                 Title:  President

                                  EXHIBIT INDEX

10.1 Form of Letter Agreement dated July 11, 2000, by and between Eagle Investments and the Company (incorporated by reference to the Company's Current Report on Form 8-K, filed July 25, 2000).

10.2* Form of Stockholders Agreement dated July 28, 2002, by and among Veritas and the Major Stockholders.

99.1 Joint Filing Agreement dated February 18, 1998 (previously filed as an exhibit to the Schedule 13D filed by C. E. Miller, Eagle Investments, Inc., and Eagle International, Inc. on February 19,
               1998).

------------------------
* Filed herewith

                                   SCHEDULE 1

               CERTAIN INFORMATION REGARDING DIRECTORS, EXECUTIVE
             OFFICERS AND CONTROLLING PERSONS OF EAGLE INVESTMENTS

   Name and Position              Business Address            Present Occupation
   -----------------              ----------------            ------------------

C.E. Miller                       3104 Logan Valley Road                 Retired
Sole Executive Officer and Sole   Traverse City, Michigan 49684
Director

                                   SCHEDULE 2

               CERTAIN INFORMATION REGARDING DIRECTORS, EXECUTIVE
            OFFICERS AND CONTROLLING PERSONS OF EAGLE INTERNATIONAL

   Name and Position              Business Address            Present Occupation
   -----------------              ----------------            ------------------

C.E. Miller                       3104 Logan Valley Road                 Retired
Sole Executive Officer and Sole   Traverse City, Michigan 49684
Director